S&P Global Ratings Affirms Ecopetrol’s Global and Stand-Alone Credit Ratings Bogota D.C., June 16, 2026 Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC, the “Company”) informs that S&P Global Ratings (“S&P”) has affirmed the Company’s global credit rating at BB- with a stable outlook, as well as Ecopetrol’s Stand-Alone Credit Profile (“SACP”) at bb+. The credit rating reflects S&P’s assessment as of the date hereof and is subject to change at any time. A credit rating is not a recommendation to buy, sell, or hold securities and may be revised or withdrawn by S&P at any time. With respect to the stand-alone rating, S&P highlighted the Company’s continued strengthening of its liquidity sources, noting that Ecopetrol secured a committed credit facility of approximately USD190 million, refinanced its short-term debt maturities, and has benefited from higher operating cash flows. In addition, according to S&P, the Company is expected to maintain solid leverage metrics, with an adjusted net debt-to-EBITDA ratio close to 2.0x over the coming years, supported by a favorable price environment and no significant debt increases in the short term. These are S&P’s own estimates and do not necessarily reflect the Company’s internal estimates or guidance. According to S&P, Ecopetrol’s stable outlook remains linked to that of the Republic of Colombia, reflecting the Company’s continued importance to the Colombian economy and its close relationship with the Government of Colombia. The full report published by S&P is available below: ------------------------------------- Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements. For more information, please contact: Investor Relations Office Email: investors@ecopetrol.com.co Head of Corporate Communications (Colombia) Marcela Ulloa Email: marcela.ulloa@ecopetrol.com.co ECP-INFORMACION PUBLICA  Tear Sheet: Ecopetrol S.A. June 16, 2026 Primary Contact (Editor's Note: S&P Global Ratings believes there is a high degree of unpredictability around the duration and scale of the Middle East war and its potential effect on commodity prices, supply chains, economies, and credit conditions. As a result, our baseline forecasts carry a significant amount of uncertainty. As situations evolve, we will gauge the macro and credit materiality of potential shifts and reassess our guidance accordingly.) Humberto Patino Mexico City This report does not constitute a rating action. 5 2-55-50814485 humberto.patino spglobal.com We anticipate improved top-line performance at Ecopetrol, driven by rising prices for oil, natural gas, and refined products. Based on S&P Global Ratings' assumption of $110 per barrel for the price of Brent crude oil for the remainder of 2026, we expect a 25%-30% jump in revenue. @ Secondary Contact We also project that this price environment will bolster profitability, with the EBITDA margin expected to rise to about 46%. Strengthened cash flows will continue to support exploration and production (E&P) investments, helping to offset declining production rates, particularly in natural gas. Fabiola Ortiz Mexico City 5 2-55-5081-4449 fabiola.ortiz spglobal.com @ We expect continued strength in leverage metrics as higher commodity prices persist. Given our expectation of no significant new debt over the next 12-24 months, our base case sees average adjusted net debt-to-EBITDA ratios staying near 2.0x over the next three years. Notably, our current forecast excludes the Brava acquisition until Ecopetrol secures its 51% stake. When it does, the acquisition would translate to increased production--by about 40,500 barrels of oil equivalent per day (boepd). That's equivalent to 51% of Brava's total production of about 81,000 boepd. Ecopetrol continues to bolster its liquidity sources. The company secured a roughly $190 million committed credit line, refinanced its short-term debt maturities, and benefited from rising operating cash flows. This mitigates the delayed FEPC receivables from the government starting in the first quarter of 2026 (from past-due settlements). Ecopetrol's stand-alone credit profile (SACP) is 'bb+', but the rating remains capped by the foreign currency sovereign rating on Colombia. This cap reflects the company's very important role and strong link to the government; while we expect timely state support during a period of stress, the government's influence over tax and dividend policies poses a potential risk. An upward revision of the SACP would require a proven track record of robust leverage and resilient cash generation despite commodity price volatility. www.spglobal.com/ratingsdirect June 16, 2026 1  Ecopetrol S.A. Ratings Score Snapshot Business risk: Satisfactory Anchor bbb- SACP bb+ ICR BB- Issuer credit rating BB-/Stable/-- Vulnerable Excellent Financial risk: Significant Highly Minimal Modifiers Group/Gov't leveraged ICR--Issuer credit rating. SACP--Stand-alone credit profile. Recent Research • • • Oil Price Assumptions Raised As Hormuz Disruption Deepens And Inventory Buffers Erode; Near-Term Henry Hub Price Assumptions Lowered, June 5, 2026 Bulletin: Ecopetrol S.A.'s Planned Acquisition Of Brava Energia Would Expand Scale, Diversify Assets, April 24, 2026 Research Update: Ecopetrol S.A. Downgraded To 'BB-' From 'BB' Following Similar Action On The Sovereign; Outlook Stable, April 8, 2026 Company Description Ecopetrol is a vertically integrated oil and gas company based in Bogota, Colombia, and it also engages in power and infrastructure-related activities. It has a presence in Colombia, Brazil, Mexico, the U.S. Gulf Coast, and Singapore, as well as in Chile, Peru, and Bolivia through Interconexión Eléctrica S.A. Ecopetrol is involved in all stages of the hydrocarbon chain: exploration, production, refining, and marketing, as well as the electric transmission business. The government of Colombia owns 8 8.49% of Ecopetrol, making it the controlling shareholder. Institutional shareholders and retail investors own the remaining 11.51%. Outlook The stable outlook on Ecopetrol remains tied to that on Colombia, reflecting the company's continued importance to the Colombian economy and its strong relationship with the government. As a result, we expect our ratings on Ecopetrol to move in line with those on the sovereign. Downside scenario We could take a negative rating action on Ecopetrol in the next 12 months if we were to take a similar action on Colombia. We could revise Ecopetrol's SACP down in the next 12 months if: www.spglobal.com/ratingsdirect June 16, 2026 2  Ecopetrol S.A. • Its financial performance weakens such that we expect its adjusted net debt to EBITDA to consistently rise to close to 3.0x (this could stem from lower prices, weaker production sales, or increased debt beyond our expectations); • • We perceive weaker business for Ecopetrol if it posts declines in production or replacement ratios below 100%; or Ecopetrol prioritizes cash outflows as dividends rather than for maintenance and growth capital expenditure (capex). Upside scenario We could take a positive rating action on Ecopetrol if we were to take a similar action on the long- term foreign currency sovereign credit rating on Colombia. Although it's unlikely within the next 12 months, we could revise up Ecopetrol's SACP to 'bbb-' if the company's operating and financial performance is well above our expectations. This could happen if: • • • • Ecopetrol has higher-than-expected production stemming from investments in Colombia or international fields; It has debt-to-EBITDA ratios below 2.0x while improving profitability margins despite price volatility; It improves cash flows after capex and dividends, leading to discretionary cash flow to debt at or above 15%; or There are more independent board members and the company improves board member turnover. Key Metrics Ecopetrol S.A.--Forecast summary Period ending Dec-31-2024 2024a Dec-31-2025 2025a Dec-31-2026 2026e Dec-31-2027 2027f Dec-31-2028 2028f (Bil. COP) Revenue 133,328 61,493 53,690 33,365 39,557 10,064 40,543 20,118 119,694 53,162 45,177 26,102 29,325 10,509 26,266 19,932 6,334 151,649 79,278 70,333 38,815 53,860 10,665 38,086 23,853 14,233 7,675 131,022 64,278 55,078 32,661 38,663 10,534 39,884 24,492 15,393 12,892 2,501 126,517 57,095 47,621 29,838 30,853 10,414 33,395 22,396 10,999 8,379 Gross profit Adjusted EBITDA Funds from operations (FFO) EBIT Interest expense Cash flow from operations (CFO) Capital expenditure (capex) Free operating cash flow (FOCF) Dividends 20,425 15,565 4,860 11,717 Discretionary cash flow (DCF) Debt (reported) (5,383) 107,654 1,546 6,559 2,620 118,459 1,506 104,443 1,577 102,235 1,608 99,527 1,641 Plus: Lease liabilities debt Plus: Pension and other postretirement debt 10,304 8,709 8,709 8,709 8,709 www.spglobal.com/ratingsdirect June 16, 2026 3  Ecopetrol S.A. Ecopetrol S.A.--Forecast summary Less: Accessible cash and liquid Investments (12,149) (8,668) (13,562) (13,379) (12,819) Plus/(less): Other Debt 6,720 124,840 109,976 14,054 8,774 118,015 109,246 10,694 17,508 118,675 123,481 13,562 13,474 112,647 126,405 13,379 13,474 110,532 130,664 12,819 Equity Cash and short-term investments (reported) Adjusted ratios Debt/EBITDA (x) 2.3 26.7 5.0 2.6 22.1 3.9 1.7 32.7 5.5 2.0 29.0 4.8 2.3 27.0 4.5 FFO/debt (%) FFO cash interest coverage (x) EBITDA interest coverage (x) CFO/debt (%) 5.3 4.3 6.6 5.2 4.6 32.5 16.4 3.9 22.3 5.4 32.1 12.0 5.5 35.4 13.7 2.2 30.2 10.0 2.4 FOCF/debt (%) DCF/debt (%) (4.6) (10.2) 44.4 37.7 12.7 Annual revenue growth (%) Gross margin (%) (6.9) 46.1 40.3 17.5 26.7 52.3 46.4 22.9 (13.6) 49.1 42.0 16.1 (3.4) 45.1 37.6 12.8 EBITDA margin (%) Return on capital (%) All figures are adjusted by S&P Global Ratings, unless stated as reported. a--Actual. e--Estimate. f--Forecast. COP--Colombian peso. Financial Summary Ecopetrol S.A.--Financial summary Period ending Dec-31-2020 2020 Dec-31-2021 2021 Dec-31-2022 2022 Dec-31-2023 2023 Dec-31-2024 2024 Dec-31-2025 2025 Reporting period Display currency (bil.) S&P Global Ratings-adjusted metrics Revenue COP COP COP COP COP COP 50,223 18,221 9,729 3,265 2,346 7,298 11,117 91,881 41,625 31,629 4,046 3,334 159,611 74,876 59,111 143,190 60,431 38,929 8,490 133,328 53,690 33,365 10,064 8,336 119,694 45,177 26,102 10,509 9,094 EBITDA Funds from operations (FFO) Interest expense 6,530 5,492 Cash interest paid 6,581 Operating cash flow (OCF) Capital expenditure Free operating cash flow (FOCF) Discretionary cash flow (DCF) Cash and short-term investments Gross available cash Debt 19,675 13,295 6,380 3,608 14,478 14,478 96,787 90,584 33,179 21,878 11,302 (2,055) 15,321 15,321 115,009 113,903 13,702 24,091 (10,389) (15,960) 10,532 10,532 116,921 100,252 40,543 20,118 20,425 4,860 26,266 19,932 6,334 (3,819) (12,554) 5,071 (5,383) 8,668 12,149 5,071 12,149 8,668 56,956 53,499 124,840 109,976 118,015 109,246 Common equity Adjusted ratios EBITDA margin (%) Return on capital (%) 36.3 7.5 45.3 20.9 46.9 30.1 42.2 20.2 40.3 17.5 37.7 12.7 www.spglobal.com/ratingsdirect June 16, 2026 4  Ecopetrol S.A. Ecopetrol S.A.--Financial summary EBITDA interest coverage (x) FFO cash interest coverage (x) Debt/EBITDA (x) 5.6 5.1 10.3 10.5 2.3 11.5 11.8 1.5 7.1 6.9 5.3 5.0 4.3 3.9 3.1 1.9 2.3 2.6 FFO/debt (%) 17.1 32.7 20.3 6.6 51.4 28.8 9.8 33.3 11.7 26.7 32.5 16.4 3.9 22.1 22.3 5.4 OCF/debt (%) 12.8 (6.7) (22.0) FOCF/debt (%) (8.9) (13.7) DCF/debt (%) 3.7 (1.8) (4.6) Peer Comparison Ecopetrol S.A.--Peer Comparisons Ecopetrol S.A. Petroleo Brasileiro S.A. - Petrobras Petroleos Mexicanos YPF S.A. Foreign currency issuer credit rating BB-/Stable/-- BB/Stable/-- BB/Stable/-- Annual 2024-12-31 $ BBB/Negative/-- B/Stable/-- BBB+/Negative/-- B/Stable/-- Local currency issuer credit rating Period BB-/Stable/-- Annual 2025-12-31 $ Annual Annual Period ending 2025-12-31 2025-12-31 Mil. $ 84,904 22,493 457 $ 16,012 4,781 3,972 698 Revenue 31,719 11,972 6,917 2,785 2,410 6,960 5,282 1,679 (1,426) 2,297 2,297 31,274 28,950 37.7 79,358 36,593 28,239 6,453 1,661 EBITDA Funds from operations (FFO) Interest 15,283 8,309 11,631 13,290 (1,659) (1,659) 9,030 9,030 131,454 (103,862) 26.5 Cash interest paid Operating cash flow (OCF) Capital expenditure Free operating cash flow (FOCF) Discretionary cash flow (DCF) Cash and short-term investments Gross available cash Debt 575 32,577 12,911 19,666 3,076 7,543 7,543 77,897 59,420 46.1 3,894 4,404 (510) (520) 1,194 1,194 12,246 11,037 29.9 8.8 Equity EBITDA margin (%) Return on capital (%) EBITDA interest coverage (x) FFO cash interest coverage (x) Debt/EBITDA (x) 12.7 18.4 30.4 4.3 5.7 1.5 6.8 3.9 18.0 1.1 7.9 2.6 2.1 5.8 2.6 FFO/debt (%) 22.1 36.3 0.3 32.4 31.8 OCF/debt (%) 22.3 41.8 8.8 FOCF/debt (%) 5.4 25.2 (1.3) (4.2) DCF/debt (%) (4.6) 3.9 (1.3) (4.2) www.spglobal.com/ratingsdirect June 16, 2026 5  Ecopetrol S.A. Rating Component Scores Foreign currency issuer credit rating Local currency issuer credit rating Business risk BB-/Stable/-- BB-/Stable/-- Satisfactory Moderately High Moderately High Satisfactory Significant Country risk Industry risk Competitive position Financial risk Cash flow/leverage Anchor Significant bbb- Modifiers Diversification/portfolio effect Capital structure Neutral (no impact) Neutral (no impact) Neutral (no impact) Adequate (no impact) Moderately Negative (-1 notch) Neutral (no impact) bb+ Financial policy Liquidity Management and governance Comparable rating analysis Stand-alone credit profile Related Criteria • • • Criteria | Corporates | General: Sector-Specific Corporate Methodology, July 6, 2025 Criteria | Corporates | General: Corporate Methodology, Jan. 7, 2024 Criteria | Corporates | General: Methodology: Management And Governance Credit Factors For Corporate Entities, Jan. 7, 2024 • General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2 021 • • • General Criteria: Group Rating Methodology, July 1, 2019 Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, April 1, 2019 Criteria | Corporates | General: Reflecting Subordination Risk In Corporate Issue Ratings, March 2 8, 2018 • • General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 5, 2015 2 Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014 • • • General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013 General Criteria: Methodology: Industry Risk, Nov. 19, 2013 General Criteria: Principles Of Credit Ratings, Feb. 16, 2011 www.spglobal.com/ratingsdirect June 16, 2026 6  Ecopetrol S.A. 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